                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                        Allin Communications Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)



                                  019924 10 9
                         ----------------------------
                                 (CUSIP Number)

                                 Copy to:

Richard W. Talarico                 Bryan D. Rosenberger
400 Greentree Commons               Eckert Seamans Cherin & Mellott
381 Mansfield Avenue                44th Floor, 600 Grant Street
Pittsburgh, PA  15220               Pittsburgh, PA  15219
(412) 928-8800                      (412) 566-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 019924 10 9
-----------------------

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1.   NAME OF REPORTING PERSON:  Richard W. Talarico
     S.S. OR I.R.S. IDENTIFICATION NO.:  ###-##-####


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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS: PF


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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)          [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

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                     7.   SOLE VOTING POWER:                324,091
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:                -0-
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER:           324,091
      PERSON
       WITH        -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER:           -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON:                                     324,091

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     5.21%

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14    TYPE OF REPORTING PERSON:  IN

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

Item 1.  Security and Issuer.

          The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Allin Communications Corporation (the "Company"). The Company's principal executive offices are located at 400 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, Pennsylvania 15220.


Item 2.  Identity and Background.

          This statement is filed on behalf of Richard W. Talarico (the "Reporting Person"), a United States citizen, whose business address is 400 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, Pennsylvania 15220. The Reporting Person's principal occupation is as Chairman and Chief Executive Officer of the Company.

          During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          On August 13, 1998, the Reporting Person purchased from the Company with his personal funds 300 shares of the Company's Series B Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and a related warrant to purchase shares of Common Stock (the "Warrant"), for an aggregate purchase price of $300,000. On December 31, 1998, the Company's stockholders approved the Company's issuance of shares of Common Stock upon conversion of the Series B Preferred Stock and upon exercise of the Warrant. See Item 5.


Item 4.  Purpose of Transaction.

          The Reporting person purchased the shares of Series B Preferred Stock and the Warrant in order to facilitate the Company's August 13, 1998 acquisition of all of the issued and outstanding capital stock of KCS Computer Services, Inc. (which has subsequently been renamed Allin Consulting of Pennsylvania, Inc.). The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy. The Reporting Person is, however, a member of the Board of Directors of the Company, as well as Chairman and Chief Executive Officer of the Company.

          Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. Following the stockholder approval referred to in Item 3., the Reporting Person also has the right to convert the shares of Series B Preferred Stock into shares of Common Stock and to exercise the Warrant for Common Stock.


Item 5.  Interest in Securities of Issuer.

          The number of shares Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the Company's representation as to the number of shares of Common Stock outstanding.

          The shares of Series B Preferred Stock held by the Reporting Person are convertible into at least 83,044 shares of Common Stock, but no more than 150,000 shares of Common Stock, and the Warrant is exercisable for 70,588 shares of Common Stock.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 95,103 shares of Common Stock representing approximately 1.59% of the Common Stock outstanding. The Reporting Person also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 8,400 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which, together with the 95,103 shares held by the Reporting Person, represent approximately 1.72% of the Common Stock outstanding assuming that the 8,400 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding. The Reporting Person also holds options to purchase an additional 112,600 shares of Common Stock and, if shares are then available under the Company's stock plans, he is entitled to receive under his employment agreement with the Company, options to purchase an additional 200,000 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of the date of this report. The Reporting Person may also be deemed to own the maximum 150,000 shares of Common Stock into which the 300 shares of Series B Preferred Stock owned by the Reporting Person may be converted and the 70,588 shares of Common Stock for which the Warrant may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 324,091 shares of Common Stock representing approximately 5.21% of the Common Stock outstanding, assuming that the maximum 150,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock, the 70,588 issuable upon exercise of the Warrant and the 8,400 shares of Common Stock issuable upon exercise of the options described above are currently issued and outstanding.

          The Reporting Person also owns 588.2353 shares of the Company's Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") which, until December 6, 1997, were convertible into 4,785 shares of Common Stock.
Such conversion right has now lapsed, and the Reporting Person is no longer deemed to beneficially own the 4,785 shares of Common Stock into which such shares of Series A Preferred Stock had been convertible.

          No transactions in Common Stock were effected during the past 60 days by the Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As discussed in Items 3 and 5, the Reporting person holds a Warrant to purchase 70,588 shares of Common Stock at an exercise price of $4.25 per share. Payment of the exercise price may be made in cash or by delivery to the Company of shares of Series A Preferred Stock having an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares to be purchased upon exercise. The Warrants will expire on August 13, 2003.

          The Reporting Person, the Company and the other holders of Series B Preferred Stock are parties to a Preemptive Rights Agreement dated August 13, 1998 pursuant to which the Company granted to such holders certain pro rata preemptive rights for one year to subscribe for securities being issued by the Company in connection with certain future equity financings.

          The Reporting Person, the Company and the other holders of Series B Preferred Stock are parties to a Registration Rights Agreement dated August 13, 1998 pursuant to which the Company granted to such holders certain rights to require the Company to register the shares of Common Stock acquired upon conversion of the shares of Series B Preferred Stock owned by the Reporting Person and upon exercise of the Warrant under the Securities Act of 1933, as amended (the "Securities Act"), for public offering and sale. The Company has also granted the Reporting Person certain rights to require the Company to register the shares of Common Stock currently owned by the Reporting Person under the Securities Act for public offering and sale.


Item 7.  Material to be Filed as Exhibits.

          The following are filed as exhibits to this report:

A.    Warrant, dated August 13, 1998, to purchase 70,588 shares of Common Stock.
B. Preemptive Rights Agreement, dated August 13, 1998, among the Company and the holders of Series B Preferred Stock.
C. Registration Rights Agreement, dated August 13, 1998, among the Company and the holders of Series B Preferred Stock.
D. Registration Rights Agreement, dated July 23, 1996, by and among the Company, the Reporting Person and certain stockholders other of the Company.

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 31, 1998                     By:  /s/ Richard W. Talarico
-----------------                          --------------------------------
     Date                                  Richard W. Talarico

                                                                EXHIBIT A

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.


No.  3                      WARRANT

VOID AFTER 5:00 p.m., Pittsburgh, Pennsylvania Time, on the earlier of December 31, 1998 if all outstanding shares of Series B Preferred Stock of Allin Communications Corporation are required to be redeemed as of such date or August 13, 2003.

                                 Warrant to Purchase 70,588
                                 Shares of Common Stock


                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                        ALLIN COMMUNICATIONS CORPORATION


         This is to certify that, for valuable consideration, receipt of which is hereby acknowledged, Richard W. Talarico (the "Holder"), is entitled to purchase, subject to the provisions of this Warrant, from ALLIN COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"), 70,588 fully paid and nonassessable shares of the Common Stock, $.01 par value per share, of the Company (the "Stock"), subject to adjustment as hereinafter set forth, at such price, during such period and subject to such terms as hereinafter set forth. Unless the context otherwise requires, the term "Warrant" or "Warrants" as used herein includes this Warrant and any other Warrant or Warrants which may be issued pursuant to the provisions of this Warrant, whether upon transfer, assignment, partial exercise, divisions, combinations, exchange or otherwise, and the term "Holder" includes any transferee or transferees or assignee or assignees of the Holder named above, all of whom shall be subject to the provisions of this Warrant, and, when used with reference to shares of Stock, means the holder or holders of such shares of Stock. This Warrant is issued pursuant to the terms of that certain Subscription Agreement dated as of August 12, 1998 between the original Holder and the Company.

         Section 1. Exercise Price. Subject to the provisions with respect to adjustment in Section 7, the purchase price for each share of Stock purchasable pursuant hereto shall be $4.25 per share (hereinafter, as adjusted from time to time as herein required, the "Exercise Price").

         Section 2. Exercise of Warrant.

         (a) This Warrant may only be exercised pursuant to this Section 2 from and after the date on which the holders of the outstanding Stock approve the issuance of Stock upon exercise pursuant to this Section 2.

         (b) This Warrant may be exercised, in whole or in part at any time or from time to time, on or prior to 5:00 p.m., Pittsburgh, Pennsylvania time, on the earlier to occur of (i) December 31, 1998 if all outstanding shares of Series B Preferred Stock of the Company are required to be redeemed by the Company as of such date or (ii) August 13, 2003, or if such date is a day on which federal or state chartered banking institutions located in the Commonwealth of Pennsylvania are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender to the Company at its principal office in Pennsylvania of this Warrant and the purchase form annexed hereto duly executed and accompanied by payment, in cash, certified or cashier's check payable to the order of the Company or shares of Series A Convertible Redeemable Preferred Stock of the Company ("Series A Preferred Stock"), of the Exercise Price for the number of shares of Stock to be purchased upon exercise of the Warrant. If payment is made by delivery of shares of Series A Preferred Stock, the number of shares of Series A Preferred Stock so delivered must have an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares of Stock to be purchased upon exercise of the Warrant. If this Warrant is exercised in part only, the Company shall, promptly after presentation of this Warrant upon such exercise, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the unexercised balance of this Warrant. Upon and as of such receipt of this Warrant and the purchase form by the Company at its principal office in Pennsylvania, in proper form for exercise and accompanied by payment as herein provided, the Holder shall be deemed to be the holder of record of the shares of Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Stock shall not then be actually delivered to the Holder.

         Section 3. Covenants of Company. The Company represents, warrants, covenants and agrees as follows:

         (a) All Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance in accordance with the provisions of this Warrant, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issuance).

         (b) The Company will at all times until expiration of this Warrant reserve and keep available, free from preemptive rights, out of its authorized but unissued capital stock (or capital stock held in treasury), a number of shares of Stock equal to the total number of shares of Stock issuable upon exercise of this Warrant.

         (c) The Company acknowledges and agrees that, pursuant to a Registration Rights Agreement dated the date hereof among the Company, the Holder and other holders of warrants, the Holder has certain registration rights with respect to the shares of Stock issuable upon exercise of this Warrant.

         Section 4. Fractional Shares. No fractional shares of Stock or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional shares to which the Holder would otherwise be entitled upon exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the Exercise Price.

         Section 5. Transfer, Exchange, Assignment or Loss of Warrant.

         5.1 This Warrant may not be assigned or transferred except as provided in this Section 5 and in accordance with and subject to the provisions of the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder (said Act and such Rules and Regulations being hereinafter collectively referred to as the "Act"). Any purported transfer or assignment made other than in accordance with this Section 5 shall be null and void and of no force and effect.

         5.2 Prior to any transfer of this Warrant, other than in an offering registered under the Act, the Holder shall notify the Company in writing of its intention to effect such transfer, indicating the circumstances of the proposed transfer and furnish the Company with an opinion of its counsel, which counsel and opinion shall be reasonably satisfactory to the Company, to the effect that the proposed transfer may be made without registration under the Act or registration or qualification under any applicable state securities laws. The Company will promptly notify the Holder if the opinion of counsel furnished to the Company is reasonably satisfactory to the Company. Unless the Company notifies the Holder within 10 business days after its receipt of such opinion that such opinion is not reasonably satisfactory to counsel for the Company, the Holder may proceed to effect the transfer.

         5.3 Each certificate for shares of Stock or for any other security issued or issuable upon exercise of this Warrant shall contain the following legend (unless the Company shall have received an opinion of counsel reasonably satisfactory to it that such legend is not required to assure compliance with the Act):

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY

         STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.

         The Holder, by accepting this Warrant, agrees and represents that, unless the shares of Stock to be issued to such Holder upon exercise hereof shall have been registered under the Act prior to the delivery thereof to such Holder, it will acquire such shares for investment and not with a view to their distribution.

         5.4 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Company at its principal office in Pennsylvania with the assignment form annexed hereto duly completed and executed. In such event the Company shall, without charge for any issuance or transfer tax or other costs incurred by the Company with respect to such transfer, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the principal office of the Company in Pennsylvania together with a written notice signed by the Holder thereof, specifying the names and denominations in which new Warrants are to be issued.

         5.5 Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant (provided that an affidavit of the Holder shall be satisfactory for such purpose), and of indemnity satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen or destroyed Warrant shall thereupon become void.

         Section 6. Rights of Holder. Any Holder of this Warrant shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or in equity, and the rights of any such Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

         Section 7. Adjustment in the Number of Warrant Shares Purchasable and Exercise Price.

         7.1 The number of shares of Stock or other securities or property for which this Warrant may be exercised and the Exercise Price shall be subject to adjustments as follows:

         (a) If the Company, at any time or from time to time, effects a subdivision or combination, by stock split, reverse stock split or otherwise, of its outstanding shares of Stock into a larger or smaller number of shares of Stock, the number of shares of Stock for which this Warrant may be exercised immediately prior to such subdivision or combination shall be increased or reduced in the same proportion as the increase or decrease in the outstanding shares of Stock and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to such subdivision or combination and the denominator of which shall be the number of shares of Stock purchasable immediately following such subdivision or combination. Any adjustment under this Paragraph (a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

         (b) If the Company, at any time or from time to time, declares a dividend on Stock payable in Stock or securities convertible into Stock the number of shares of Stock for which this Warrant may be exercised shall be increased, as of the close of business on the record date for determining which holders of Stock shall be entitled to receive such dividend, in proportion to the increase in the number of outstanding shares of Stock as a result of such dividend (treating for this purpose any securities convertible into Stock as so converted) and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to the record date for such dividend and the denominator of which shall be the number of shares of Stock purchasable immediately following the record date for such dividend (treating for this purpose any securities convertible into Stock as so converted).

         (c) If the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Stock or securities convertible into Stock, then and in each such event provision shall be made so that the Holder shall receive upon exercise hereof, in addition to the number of shares of Stock receivable thereupon, the amount of securities of the Company which it would have received had this Warrant been exercised on the date of such event and had it thereafter, during the period from the date of such event to and including the date of exercise, retained such securities receivable by it as aforesaid during such period, subject to all other adjustments called for during such period under this
Section 7 with respect to the right of the Holder.

         (d) If the Stock issuable upon the exercise of this Warrant is changed into the same or a different number of shares of any class or classes of stock of the Company or property, whether by recapitalization, reclassification or other exchange (other than a subdivision or combination of shares, or a stock dividend, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 7), then and any in such event the Holder shall have the right thereafter to purchase the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other exchange by holders of the number of shares of Stock with respect to which this Warrant might have been exercised immediately prior to such recapitalization, reclassification or other exchange, all subject to further adjustments as provided herein.

         (e) If at any time or from time to time there is a capital reorganization of the Stock (other than a subdivision or combination of shares or a stock dividend or recapitalization, reclassification or exchange of shares provided for elsewhere in this Section 7) or a consolidation or merger of the Company with or into another entity or the sale of all or substantially all of the Company's assets to another person, then, as part of such capital reorganization, consolidation, merger or sale, provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant the same kind and number of shares of Stock and other securities, cash or other property as would have been distributed to the Holder upon such reorganization, reclassification, consolidation, merger or sale had the Holder exercised this Warrant immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Holder shall pay upon such exercise the Exercise Price that otherwise would have been payable pursuant to the terms of this Warrant. Appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the Holder after the reorganization, consolidation, merger or sale to the end that the provisions of this Section 7 (including adjustment of the Exercise Price then in effect and the number of shares or securities deliverable upon exercise of this Warrant) shall be applicable after that event and shall be nearly equivalent to the provisions hereof as may be practicable. If any such reorganization, reclassification, consolidation, merger or sale results in a cash distribution in excess of the Exercise Price provided by this Warrant, the Holder may, at the Holder's option, exercise this Warrant without making payment of the Exercise Price, and in such case the Company shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full, and in making settlement to the Holder, shall deduct an amount equal to the Exercise Price from the amount payable to the Holder.

         7.2   If the Company shall, other than as provided in Paragraph (e) of
Section 7.1, dissolve, liquidate or wind up its affairs, the Holder shall thereafter have the right to receive upon proper exercise of this Warrant, in lieu of the shares of Stock of the Company that the Holder otherwise would have been entitled to receive, the same kind and amount of securities or assets as would have been issued, distributed or paid to the Holder upon any such dissolution, liquidation or winding up with respect to such shares of Stock of the Company had the Holder been the holder of record of such shares of Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution.

         7.3 In each case of an adjustment or readjustment of the Exercise Price or the number of shares of Stock or other securities issuable upon exercise of this Warrant, the Company, at its expense, shall promptly cause independent public accountants of recognized standing selected by the Company (who may be the independent public accountants then auditing the books of the Company) to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall promptly mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

         7.4 At the request of the Holder and upon surrender of this Warrant, the Company shall reissue this Warrant in a form conforming to the adjustment or change made pursuant to this Section 7.

         Section 8. Notices to Warrant Holder. In the event of: (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of Stock of any class or any other securities or property, or to receive any other rights; (ii) any capital reorganization of the Company, any reclassification or recapitalization of the Stock of the Company or any transfer of all or substantially all of the assets of the Company to any other person or any consolidation or merger involving the Company and any other person; or (iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; then the Company shall give to the Holder of this Warrant a notice specifying the date or expected date of any such taking of a record or other event and describing the same in reasonable detail. Such notice shall be given at least 20 days prior to the date therein specified.

         Section 9. Governing Law. This Warrant shall be construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state.

         Section 10. Notice. Notices and other communications to be given to the Holder of this Warrant or to the Company shall be deemed to be sufficiently given if delivered by hand or mailed, registered or certified mail, postage prepaid, to the following address:

         If to the Holder:  Richard W. Talarico
                            1324 Bethel Green Drive
                            Bethel Park, PA  15102


         If to the Company:  Allin Communications Corporation
                             400 Greentree Commons
                             381 Mansfield Avenue
                             Pittsburgh, PA  15220
                             Attn:  Richard W. Talarico
or such other address as the Holder or the Company shall have designated by written notice to the other as herein provided. Notice by mail shall be deemed given when deposited in the United States mail, postage prepaid, as herein provided.

         Section 11. Amendment. No amendment to this Warrant shall be valid unless contained in a writing duly executed by the Holder and the Company.

         IN WITNESS WHEREOF, the Company has executed this Warrant as of August 13, 1998.


                                    ALLIN COMMUNICATIONS CORPORATION


                                    By:   /s/ Richard W. Talarico
                                    Title:  Chairman and CEO

                                 PURCHASE FORM
                                 -------------


                                                        Dated ____________, ____


     The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing __________ shares of Stock and hereby makes payment of $__________ in payment of the actual exercise price thereof.


                     INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
    ---------------------------------------------------------------------------
                  (Please typewrite or print in block letters)

Address
        -----------------------------------------------------------------------
-------------------------------------------------------------------------------



                                               Signature:
                                                         ----------------------

                                ASSIGNMENT FORM
                                ---------------


     FOR VALUE RECEIVED,                      hereby sells, assigns and
                         --------------------
transfers unto

Name
     --------------------------------------------------------------------
                  (Please typewrite or print in block letters)

Address
     --------------------------------------------------------------------
the right to purchase Stock represented by this Warrant to the extent of shares of Stock and does hereby irrevocably constitute and appoint
----------
                    , attorney, to transfer the same on the books of the Company
--------------------
with full power of substitution in the premises.


                                           Signature:
                                                      -------------------------


Dated:
      ------------, ----

                                                                  EXHIBIT B

                          PREEMPTIVE RIGHTS AGREEMENT

     This PREEMPTIVE RIGHTS AGREEMENT (this "Agreement") is made and entered into as of this 13th day of August, 1998, by and among ALLIN COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company") and those persons whose names appear on the signature page hereof (each a "Subscriber," and collectively, the "Subscribers").

                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, concurrently with the execution of this Agreement and pursuant to the terms of certain Subscription Agreements (the "Subscription Agreements), Subscribers have agreed to purchase from the Company, and the Company has agreed to sell and issue to Subscribers, shares of Series B Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock") and warrants (the "Warrants") to purchase shares of common stock, par value $.01 per share, of the Company (the "Common Stock"); and

     WHEREAS, the parties believe it to be to their mutual benefit to provide for a plan for certain terms of future equity financings by the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual independent covenants contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:


                                   ARTICLE I
                        INTERPRETATION OF THIS AGREEMENT

          1.1  Certain Defined Terms.  As used in this Agreement:

          "Approved Stock Plan" means (i) the Company's 1996 Stock Plan and (ii)
           -------------------
the Company's 1997 Stock Plan.

          "Board" means the board of directors of the Company.
           -----

          "Capital Stock" means the capital stock of the Company.
           -------------

          "Capital Stock Equivalents" means options or rights to acquire any
           -------------------------
shares of Capital Stock or any securities convertible into or exchangeable for Capital Stock.

          "Person" means an individual, corporation, partnership, joint venture,
           ------
trust or unincorporated organization or association, joint stock company or other similar organization, government or any political subdivision thereof, court, or any other entity, whether acting in an individual, fiduciary or other capacity.

          "Underlying Shares" means shares of Capital Stock issuable upon
           -----------------
exercise, exchange or conversion of Capital Stock Equivalents.

          1.2 Headings. The article and section titles herein are for convenience only and do not define, limit or construe the contents of such articles and sections.


                                   ARTICLE II
                               PREEMPTIVE RIGHTS

          2.1 Grant of Rights. If at any time following the date hereof the Company proposes to sell any shares of Capital Stock or Capital Stock Equivalents, the Company will first offer to each Subscriber the right to purchase up to the number of shares of Capital Stock (or in the case of a sale of Capital Stock Equivalents, such Capital Stock Equivalents whose Underlying Shares are) equal to the product of (a) the number of shares of Capital Stock (or Underlying Shares with respect to the Capital Stock Equivalents) proposed to be sold by the Company multiplied by (b) a fraction, the numerator of which is the number of shares of Series B Preferred Stock purchased by the Subscriber on the date hereof and the denominator of which is the total number of shares of Series B Preferred Stock issued as of the date hereof, for the same price and on the same economic terms as the securities are being offered in such transaction. If noncash consideration is proposed to be received for the securities, the price for purposes of the preceding sentence shall be the sum of any cash to be received plus the fair market value of the noncash property to be received, as determined in good faith by the Board.

          2.2 Notice to Subscribers. The Company will cause to be given to each Subscriber a written notice directed to each Subscriber setting forth a description of the securities being offered, the price and other economic terms at which the Subscriber may purchase such securities and the calculation made as to the number of securities that the Subscriber has the right to purchase, whereupon the Subscriber shall have a period of two (2) business days from the date such notice is given to give written notice to the Company that he or it desires to exercise his or its right to purchase the securities. Capital Stock or any Capital Stock Equivalents which have been offered in accordance with this
Article II to each Subscriber and with respect to which, within the applicable period specified above, a Subscriber has not given notice to the Company that he or it desires to exercise its right to purchase, may thereafter, for a period not exceeding three months following the expiration of such period, be issued, sold or subjected to rights or options to any other Person at a price not less than that at which they were offered to the declining Subscriber. Any such securities not so issued, sold or subjected to rights or options to others during such three-month period will thereafter again be subject to the first refusal rights provided for in this Article II.

          2.3 Exceptions. Anything in this Agreement to the contrary notwithstanding, the provisions of this Article II shall not be applicable to
(i) the granting of options or the issuance of Capital Stock pursuant to an Approved Stock Plan, (ii) the issuance of the Series B Preferred Stock and the Warrants pursuant the Subscription Agreements, (iii) the issuance of Capital Stock pursuant to the declaration or payment of any dividend on the Capital Stock payable in shares of Capital Stock, (iv) the issuance of Capital Stock to a seller as consideration for the purchase of equity interests or assets of an entity unaffiliated with the Company whether pursuant to a merger or otherwise,
(v) the issuance of Underlying Shares or (vi) securities offered to all holders of a particular class of outstanding Capital Stock on a pro rata basis whether pursuant to an exchange offer or otherwise.

          2.4 Termination of Preemptive Rights. Anything in this Agreement to the contrary notwithstanding, the provisions of this Article II shall terminate and be of no force or effect on the earliest of (i) the first anniversary of the date hereof or (ii) with respect to any particular Subscriber, such time as such Subscriber shall have declined to exercise his or its preemptive rights in connection with two separate and distinct proposed sales, with respect to which
(a) the Subscriber received notices in accordance with Section 2.2 and (b) the Company actually sold securities to other Persons in accordance with the terms set forth in such notices and in accordance with this Article II.


                                  ARTICLE III
                                 MISCELLANEOUS

          3.1 Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Subscribers holding a majority of the outstanding shares of Series B Preferred Stock and outstanding shares of Common Stock into which shares of Series B Preferred Stock have been converted; provided, however, that no amendment,
                                     --------  -------
modification or supplement or waiver or consent to the departure with respect to the provisions of Article II hereof shall be effective as against any Subscriber unless consented to in writing by such Subscriber.

          3.2 Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective representatives, administrators, heirs, successors and permitted assigns, as applicable; provided, however, that no Subscriber may assign, by
                        --------  -------
operation of law or otherwise, to any Person his or its rights hereunder without the prior written consent of the Company.

          3.3 Notices. All notices and other communications provided for hereunder shall be in writing and shall be sent by first class mail, telex, telecopier or hand delivery:

          if to the Company, to:

               Allin Communications Corporation
               400 Greentree Commons
               381 Mansfield Avenue
               Pittsburgh, PA  15220
               Attention: Richard W. Talarico
               FAX: (412) 928-0225

          if to a Subscriber, to:

               the most recent address of such Subscriber on the books of the Company

     All such notices and communications shall be deemed to have been given or made (i) when delivered by hand, (ii) two business days after being deposited in the mail, postage prepaid, (iii) when telexed, answer-back received or (iv) when telecopied, receipt acknowledged.

          3.4 Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

          3.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

          3.6 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

                              ALLIN COMMUNICATIONS CORPORATION


                              By:  /s/ Richard W. Talarico
                                 -----------------------------------------
                              Title:  Chairman and Chief Executive Officer
                                    --------------------------------------


                              SUBSCRIBERS


                              /s/ Henry Posner, Jr.
                              ---------------------------------------------


                              /s/ Thomas D. Wright
                              ---------------------------------------------


                              /s/ Richard W. Talarico
                              ---------------------------------------------


                              /s/ William C. Kavan
                              ---------------------------------------------


                              /s/ James C. Roddey
                              ---------------------------------------------

                                                                  EXHIBIT C

                         REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of this 13th day of August, 1998, by and among ALLIN COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company") and those persons whose names appear on the signature page hereof (collectively, the "Subscribers").

                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, concurrently with the execution of this Agreement, Subscribers have agreed to purchase from the Company, and the Company has agreed to sell and issue to Subscribers, shares of Series B Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock") and warrants (the "Warrants") to purchase shares of common stock, par value $.01 per share, of the Company (the "Common Stock"); and

     WHEREAS, the Series B Preferred Stock and the Warrants will be issued to the Subscribers without registration under the Securities Act of 1933, as amended, and applicable state securities laws, and the Company and the Subscribers desire to provide hereunder for compliance therewith and for the possible registration of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and/or upon exercise of the Warrants.

     NOW, THEREFORE, in consideration of the premises and the mutual independent covenants contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

     1.1  Definitions.  As used in this Agreement, the following capitalized
          -----------
terms have the meanings set forth below:

          Applicable Period - In the case of a Shelf Registration Statement, the
          -----------------
     period referred to in Section 2.1(a)(ii), and in the case of any other Registration Statement, nine months or such shorter period as is necessary to complete the distribution of the Registrable Securities covered thereby.

          Conversion Shares - The shares of Common Stock (i) issued to Qualified
          -----------------
     Holders upon conversion of shares of Series B Preferred Stock into shares of Common Stock, (ii) issued to Qualified Holders upon exercise of the Warrants and (iii) any shares of Common Stock issued as a stock dividend or in a stock split or in connection with any other stock combination or division in respect of the Conversion Shares issued upon such conversion and/or exercise.

          Demand - As defined in Section 2.1(a)(i) hereof.
          ------

          Exchange Act - The Securities Exchange Act of 1934, as amended, or
          ------------
     similar federal statute then in effect, and a reference to a particular section thereof or regulation thereunder shall be deemed to include a reference to the comparable section, if any, of, or regulation, if any, under, any such similar federal statute.

          Majority Holders - Qualified Holders holding a majority of the
          ----------------
     Registrable Securities included in a Shelf Registration Statement.

          Notice of Demand - As defined in Section 2.1(a)(i) hereof.
          ----------------

          Person - An individual, partnership, joint venture, corporation,
          ------
     trust, unincorporated organization or government or any department or agency thereof.

          Piggy-back Registration - A registration of Conversion Shares pursuant
          -----------------------
     to Section 2.1(b) hereof.

          Qualified Holder - Each Subscriber so long as it or he holds any of
          ----------------
     the Conversion Shares and each Person to whom a Subscriber or a Qualified Holder transfers such Conversion Shares.

          Prospectus - The prospectus included in a Registration Statement,
          ----------
     including any preliminary prospectus, and any such Prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all exhibits thereto and all material incorporated by reference therein.

          Registrable Securities - Any Conversion Shares issued to, and held by,
          ----------------------
     a Qualified Holder. As to any Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement or, if earlier, when the Applicable Period shall have expired with respect to such securities; (ii) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act; (iii) new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force; or (iv) they shall have ceased to be outstanding.

          Registration Statement - The Shelf Registration Statement, any
          ----------------------
     registration statement registering shares held by Qualified Holders pursuant to Section 2.1(b) hereof and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

          SEC - The Securities and Exchange Commission.
          ---

          Securities Act - The Securities Act of 1933, as amended, or similar
          --------------
     federal statute then in effect, and a reference to a particular section thereof or regulation thereunder shall be deemed to include a reference to the comparable section, if any, of, or regulation, if any, under, such similar federal statute.

          Seller - As defined in Section 2.1(g) hereof.
          ------

          Shelf Registration - A registration required to be effected pursuant
          ------------------
     to Section 2.1(a).

          Shelf Registration Statement - A "shelf" registration statement of the
          ----------------------------
     Company pursuant to the provisions of Section 2.1(a) of this Agreement which covers Registrable Securities and is filed on Form S-3 under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

          Underwriter - A person who acts as an underwriter with respect to any
          -----------
     registration of securities pursuant to this Agreement.

          Underwritten Offering - A sale of securities of the Company to an
          ---------------------
     Underwriter or Underwriters for reoffering to the public.


                                   ARTICLE II

                              REGISTRATION RIGHTS

          2.1  Registration.
               ------------

          (a)  Shelf Registration.
               ------------------

               (i) At any time from the date on which any Conversion Shares may be issued until the fifth anniversary of the initial issuance of the Series B Preferred Stock and the Warrants, one or more Qualified Holders holding in the aggregate at least the number of Conversion Shares equal to ten percent of the Conversion Shares that may or have been issued (as adjusted for stock splits, stock dividends, reverse stock splits or any other combination or division of the Conversion Shares) will be entitled to deliver to the Company, on one occasion, a written notice (a "Demand") requesting a Shelf Registration. Upon receipt of a Demand, the Company will deliver to each Qualified Holder a written notice (the "Notice of Demand") which shall include a copy of the Demand together with a statement to the effect that the Company will include all Registrable Securities in a Shelf Registration pursuant to this Section 2.1(a) unless the Company receives, by a date specified in the Notice of Demand (which shall be no less than 20 days following the delivery of such Notice of Demand), a notice from a Qualified Holder to exclude all or a portion of such Qualified Holder's Registrable Securities from such Shelf Registration. Following receipt of a Demand, the Company shall, as expeditiously as reasonably possible, use its best efforts to effect a Shelf Registration of all Registrable Securities except those which a Qualified Holder has on a timely basis requested to be excluded from such Shelf Registration and those of any Qualified Holder who does not provide information reasonably requested by the Company in connection with the Shelf Registration Statement. The Company may, at its option, include in such Shelf Registration Statement shares held by any shareholder other than the Qualified Holders having rights similar to those contained in this Section 2.1(a).

               (ii) The Company agrees to use its best efforts to keep the Shelf Registration Statement continuously effective for a period of two years following the date on which such Shelf Registration Statement is initially declared effective or such shorter period which will terminate when all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or by any other rules and regulations thereunder for shelf registration.

               (iii) On one occasion, the Majority Holders of the Registrable Securities covered by a Shelf Registration Statement may elect to have such Registrable Securities sold in an Underwritten Offering. In such event, the Company shall be entitled to engage an investment banking firm selected by the Company to serve as Underwriter.

          (b)  Piggy-back Registration.
               -----------------------

               (i) If the Company at any time prior to the seventh anniversary of the original issuance of the Series B Preferred Stock and the Warrants proposes to register any of its securities for an Underwritten Offering under the Securities Act (other than pursuant to a Shelf Registration), whether or not for sale for its own account, and if the registration form proposed to be used may be used for the registration of Registrable Securities, the Company will each such time give prompt written notice to all Qualified Holders of its intention to do so. Upon the written request of any such Qualified Holder made within 30 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Qualified Holder), the Company will use its best efforts to cause all such Registrable Securities as to which Qualified Holders requested registration to be registered under the Securities Act (with the securities which the Company at the time proposes to register), so as to permit the sale or other disposition by such Qualified Holders of such Registrable Securities.

               (ii) No registration effected pursuant to this Section 2.1(b) shall be deemed to have been effected pursuant to Section 2.1(a) hereof.

               (iii) Notwithstanding anything to the contrary in this Section 2.1(b), the Company shall have the right to discontinue any Piggy-back Registration at any time prior to the effective date of such Piggy-back Registration if the registration of other securities giving rise to such Piggy-back Registration is discontinued; but no such discontinuation shall preclude an immediate or subsequent request for a Shelf Registration.

          (c) Registration Procedures.  If the Company is required by the
              -----------------------
     provisions of this Section 2.1 to use its best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Section, the Company will, as expeditiously as possible:

               (i) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective during the Applicable Period; in the case of a Shelf Registration Statement, such Registration Statement shall be (A) reasonably acceptable to special counsel for the Qualified Holders and (B) available for the sale of Registrable Securities in accordance with the intended method or methods of distribution of the selling Qualified Holders (subject to the limitation set forth in Section 2.1(a)(iii) hereof);

               (ii) prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for the Applicable Period and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement during the Applicable Period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

               (iii) furnish to each seller of such Registrable Securities and, in the case of an Underwritten Offering, each Underwriter of the securities being sold by such seller, such number of copies of such Registration Statement, such number of copies of the Prospectus included in such Registration Statement and such other documents as such seller and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (including any Prospectus amended or supplemented as set forth in Section 2.1(c)(vi));

               (iv) use its best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller and each Underwriter of the securities being sold by such seller shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such seller and underwriter to consummate the disposition in such jurisdictions of such Registrable Securities owned by such seller; provided, the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this Section 2.1(c)(iv) be obligated to be qualified, (B) subject itself to taxation in any such jurisdiction,
          (C) to consent to general service of process in any such jurisdictions, or (D) register or qualify such Registrable Securities in more than ten states;

               (v) use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

               (vi) notify each seller of any such Registrable Securities covered by such Registration Statement (i) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (ii) of receipt of notification with respect to the suspension of the qualification of the Registrable Securities for offer or sale in any jurisdiction or the initiation of any proceeding for such purpose, (iii) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the Company's becoming aware that the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (other than a fact relating to such seller), and promptly use its best efforts to prepare a Prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

               (vii) otherwise use its best efforts to comply with federal and state laws and all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act;

               (viii) use its best efforts (A) to cause all such Registrable Securities covered by such Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (B) to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 under the Exchange Act or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers;

               (ix) provide a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

               (x) in the case of an Underwritten Offering, enter into an underwriting agreement in customary form and take such other actions as Majority Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

               (xi) in the case of an Underwritten Offering, use its best efforts to obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by such opinions and "cold comfort" letters;

               (xii) make available for inspection by any seller of such Registrable Securities covered by such Registration Statement, by any Underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by any such seller or any such Underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement; provided, however, that all such persons shall agree to standard confidentiality provisions regarding all such records, documents and information; and

               (xiii) permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in the preparation of such registration or comparable statement.

     Each Qualified Holder shall be deemed to have agreed by including Registrable Securities in a Registration Statement that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.1(c)(vi) hereof, such Qualified Holder will forthwith discontinue such Qualified Holder's disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Qualified Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.1(c)(vi) hereof and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Qualified Holder's possession of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the Applicable Period shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 2.1(c)(vi) hereof.

          If any Registration Statement, Prospectus or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Company, then (whether or not, in the sole and exclusive judgment, exercised in good faith, of such holder, such holder is or might be deemed to be a controlling person of the Company) such holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such holder and presented to the Company in writing, to the effect that the holding of such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar federal or state statute then in force, the deletion of the reference to such holder. Each seller shall provide to the Company in writing information concerning itself required by law to be included in any Registration Statement registering shares held by such seller.

     (d) Registration Expenses.  The Company shall, whether or not any Shelf
         ---------------------
     Registration or Piggy-back Registration shall become effective, pay all expenses incident to its performance of or compliance with this Section in connection with a Shelf Registration or Piggy-back Registration, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (subject to the limitation set forth in Section 2.1(c)(iv) hereof), printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and all independent public accountants (including the expenses of any audit and/or "cold comfort" letter) and other persons retained by the Company and reasonable fees and disbursements of one counsel or firm of counsel chosen by the Majority Holders, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding underwriting commissions and discounts). In all cases, any allocation of Company personnel or other general overhead expenses of the Company or other expenses for the preparation of financial statements or other data normally prepared by the Company in the ordinary course of its business shall be borne by the Company.

          (e) Indemnification and Contribution.  The Company hereby indemnifies,
              --------------------------------
     to the extent permitted by law, each Qualified Holder, its officers and directors, if any, and each Person, if any, who controls such Qualified Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information respecting such Qualified Holder furnished in writing to the Company by such Qualified Holder expressly for use therein. If the offering pursuant to any Registration Statement provided for under this Section is made through Underwriters, the Company agrees to enter into an underwriting agreement in customary form with such Underwriters and to indemnify such Underwriters, their officers and directors, if any, and each Person, if any, who controls such Underwriters within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information respecting such Underwriters or the participating Qualified Holders furnished in writing to the Company by such Underwriters or the participating Qualified Holders expressly for use therein. In connection with any Registration Statement with respect to Registrable Securities held by a Qualified Holder, each such Qualified Holder will furnish to the Company in writing such information respecting such Qualified Holder as shall be reasonably requested by the Company for use in any such Registration Statement or Prospectus and will indemnify, to the extent permitted by law, the Company, its officers and directors and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or Prospectus or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in or such omission is from information so furnished in writing by such Qualified Holder expressly for use therein. If the offering pursuant to any such Registration Statement is made through Underwriters, each such Qualified Holder agrees to enter into an underwriting agreement in customary form with such Underwriters, and to indemnify such Underwriters, their officers and directors, if any, and each Person, if any, who controls such Underwriters within the meaning of
     Section 15 of the Securities Act to the same extent as hereinbefore provided with respect to indemnification by such Qualified Holder of the Company. Any Person entitled to indemnification under the provisions of this Section 2.1(e) shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party; and if such defense is so assumed, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party and such indemnifying party shall not be subject to any liability for any such settlement made without its consent (which consent shall not be unreasonably withheld); and any underwriting agreement entered into with respect to any Registration Statement provided for under this Section shall so provide. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim, unless in the reasonable judgment of any such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties in respect to such claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a participating Qualified Holder, its officers, directors or any Person, if any, who controls such Qualified Holder as aforesaid, and shall survive the transfer of such securities by such Qualified Holder.

     If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses
     (x) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (y) if the allocation provided by clause (x) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.
     Contributions required to be made by an Underwriter, if any, shall be governed by the terms of the underwriting agreement. Notwithstanding the foregoing, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (f) Certain Limitations on Registration Rights.
              ------------------------------------------

               (i) In the case of an Underwritten Offering under a Shelf Registration, if the Majority Holders determine to enter into an underwriting agreement in connection therewith, or, in the case of a Piggy-back Registration, if the Company or holders of securities initially requesting or demanding such registration have determined to enter into an underwriting agreement in connection therewith, all Registrable Securities to be included in such registration shall be subject to such underwriting agreement, and no Person may participate in such registration unless such Person agrees to sell such Person's securities on the basis provided in the underwriting arrangements approved by the Company or such holders and completes and/or executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other reasonable documents which must be executed under the terms of such underwriting arrangements.

               (ii) Notwithstanding anything to the contrary in this Section 2.1, if the Company shall previously have received a request for registration under this or any other registration rights agreement, and if such previous registrations shall not have been withdrawn or abandoned, the Company will not effect any registration of any of its securities under the Securities Act (other than a registration on Form S-4 or S-8 (or any similar form) or other publicly registered offering pursuant to the Securities Act pertaining to the issuance of securities under any benefit plan, employee compensation plan, or employee or director stock purchase plan or in connection with an offer of securities solely to existing security holders) whether or not for sale for its own account, until a period of three months shall have elapsed from the effective date of such previous registration; and the Company shall so provide in any registration rights agreements hereafter entered into with respect to any of its securities.

          (g) Allocation of Securities Included in Registration Statement.  In
              -----------------------------------------------------------
     the case of an Underwritten Offering, if the Company's managing Underwriter shall advise the Company and the Qualified Holders in writing that the inclusion in any registration pursuant to this Section of some or all of the Registrable Securities sought to be registered by the holders requesting such registration creates a substantial risk that the proceeds or price per unit the Sellers (as defined below) will derive from such registration will be reduced or that the number of securities to be registered (including those sought to be registered at the instance of the Company and any other party entitled to participate in such registration as well as those sought to be registered by the Qualified Holders) is too large a number to be reasonably sold, then the number of Registrable Securities sought to be registered by each Seller shall be reduced pro rata in proportion to the number of securities sought to be registered by all Sellers to the extent necessary to reduce the number of securities to be registered to the number recommended by the managing underwriter.

          For purposes of this Section 2.1(g) the term "Seller" shall mean and include the Company and each holder of securities (including, but not limited to, Registrable Securities) entitled to participate in the subject registration.

          (h) Limitations on Sale or Distribution of Other Securities.  Each
              -------------------------------------------------------
     holder of Registrable Securities shall be deemed to have agreed by the inclusion of Registrable Securities in a Registration Statement not to effect any public sale or distribution, including (if requested by the Underwriter) any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, and to use such holder's best efforts not to effect any public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering) within 7 days before or 90 days (or such other period to which the Underwriters of such offering may consent) after the effective date of any Registration Statement filed by the Company pursuant to this
     Article II or other agreement providing for registration rights.

          2.2  Rule 144.  The Company covenants that it will timely file the
               --------
reports required to be filed by it under the Securities Act or the Exchange Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(l) of Rule 144 adopted by the SEC under the Securities Act) and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of any Qualified Holder, make publicly available such information), and will take such further action as any Qualified Holder may reasonably request, all to the extent required from time to time to enable such Qualified Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Qualified Holder, the Company will deliver to such Qualified Holder a written statement as to whether it has complied with such requirements.


                                  ARTICLE III

                                 MISCELLANEOUS

          3.1  Amendments and Waivers.  The provisions of this Agreement,
               ----------------------
including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Majority Holders; provided, however, that no amendment, modification or
                  --------  -------
supplement or waiver or consent to the departure with respect to the provisions of Sections 2.1(a) or 2.1(e) hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder of Registrable Securities.

          3.2  Successors, Assigns and Transferees.  This Agreement shall be
               -----------------------------------
binding upon and shall inure to the benefit of the parties hereto and their respective representatives, administrators, heirs, successors and assigns, as applicable, including, without limitation and without the need for an express assignment, subsequent Qualified Holders. If any successor, assignee or transferee of any Qualified Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be entitled to receive the benefits hereof and shall be conclusively deemed to have agreed to be bound by all of the terms and provisions hereof.

          3.3  Notices.  All notices and other communications provided for
               -------
hereunder shall be in writing and shall be sent by first class mail, telex, telecopier or hand delivery:

          if to the Company, to:

               Allin Communications Corporation
               400 Greentree Commons
               381 Mansfield Avenue
               Pittsburgh, PA  15220
               Attention: Richard W. Talarico
               FAX: (412) 928-0225

          if to a Qualified Holder, to:

               the most recent address of such Qualified Holder on the books of the Company

     All such notices and communications shall be deemed to have been given or made (i) when delivered by hand, (ii) two business days after being deposited in the mail, postage prepaid, (iii) when telexed, answer-back received or (iv) when telecopied, receipt acknowledged.

          3.4  Descriptive Headings.  The headings in this Agreement are for
               --------------------
convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

          3.5  Severability.  In the event that any one or more of the
               ------------
provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

          3.6  Counterparts.  This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

          3.7  Governing Law.  This Agreement shall be governed by and construed
               -------------
and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.


                        [signatures appear on next page]

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

                              ALLIN COMMUNICATIONS CORPORATION


                         By:  /s/ Richard W. Talarico
                            ---------------------------
                         Title:Chairman and Chief Executive Officer
                               ------------------------------------


                              SUBSCRIBERS


                              /s/ Henry Posner, Jr.
                              ----------------------------------------------


                              /s/ Thomas D. Wright
                              ----------------------------------------------


                              /s/ Richard W. Talarico
                              ----------------------------------------------


                              /s/ William C. Kavan
                              ----------------------------------------------


                              /s/ James C. Roddey
                              ----------------------------------------------

                                                                    EXHIBIT D

                         REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of this 23rd day of July, 1996, by and among ALLIN COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"), and the stockholders of SeaVision, Inc., a Delaware corporation ("SeaVision"), whose names appear on the signature page hereof (collectively, the "Stockholders").

                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, the Company, SeaVision and SeaVision Acquisition Corporation, a Delaware corporation ("SVAC"), have entered into an Agreement and Plan of Merger pursuant to which SeaVision will be merged with and into SVAC (the "Merger") and each outstanding share of SeaVision common stock, will be converted into and exchanged for one share of common stock, par value $0.01 per share, of the Company (the "Common Stock"); and

     WHEREAS, the Common Stock to be issued in the Merger will be issued without registration under the Securities Act of 1933, as amended, and applicable state securities laws, and the Company and the Stockholders desire to provide hereunder for compliance therewith and for the possible registration of the shares of Common Stock issued upon consummation of the Merger and certain other shares of Common Stock that the Stockholders may acquire.

     NOW, THEREFORE, in consideration of the premises and the mutual independent covenants contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

     1.1  Definitions.  As used in this Agreement,  the following capitalized
          -----------
terms have the meanings set forth below.

          Applicable Period - In the case of a Shelf Registration Statement, the
          -----------------
     period referred to in Section 2.1(a)(ii), and in the case of any other Registration Statement, nine months or such shorter period as is necessary to complete the distribution of the Registrable Securities covered thereby.

          Commencement Date - The date which is one year following the Public
          -----------------
     Offering Date.

          Demand - As defined in Section 2.1(a)(i) hereof.
          ------

          Exchange Act - The Securities Exchange Act of 1934, as amended, or
          ------------
     similar federal statute then in effect, and a reference to a particular section thereof or regulation thereunder shall be deemed to include a reference to the comparable section, if any, of, or regulation, if any, under, any such similar federal statute.

          Majority Holders - Qualified Holders holding a majority of the
          ----------------
     Registrable Securities included in a Shelf Registration Statement.

          Notice of Demand - As defined in Section 2.1(a)(i) hereof.
          ----------------

          Person - An individual, partnership, joint venture, corporation,
          ------
     trust, unincorporated organization or government or any department or agency thereof.

          Piggy-back Registration - A registration of Shares pursuant to Section
          -----------------------
     2.1(b) hereof.

          Prospectus - The prospectus included in a Registration Statement,
          ----------
     including any preliminary prospectus, and any such Prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all exhibits thereto and all material incorporated by reference therein.

          Public Offering Date - The date on which the Company closes an initial
          --------------------
     public offering of Common Stock.

          Qualified Holder - Each Stockholder so long as it or he holds any of
          ----------------
     the Shares held by it or him on the Public Offering Date and each Person to whom a Stockholder or a Qualified Holder transfers such Shares.

          Registrable Securities - Any Shares issued to, and on the Commencement
          ----------------------
     Date held by, a Qualified Holder. As to any Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement or, if earlier, when the Applicable Period shall have expired with respect to such securities; (ii) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act; (iii) new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force; or (iv) they shall have ceased to be outstanding.

     Registration Statement - The Shelf Registration Statement, any registration
     ----------------------
     statement registering Shares held by Qualified Holders pursuant to Section 2.1(b) hereof and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

          SEC - The Securities and Exchange Commission.
          ---

          Securities Act - The Securities Act of 1933, as amended, or similar
          --------------
     federal statute then in effect, and a reference to a particular section thereof or regulation thereunder shall be deemed to include a reference to the comparable section, if any, of, or regulation, if any, under, such similar federal statute.

          Seller - As defined in Section 2.1(g) hereof.
          ------

          Shares - The shares of Common Stock to be issued to Qualified Holders
          ------
     upon consummation of the Merger, any shares of Common Stock issued to a Qualified Holder prior to or as of the Public Offering Date and any shares of Common Stock issued as a stock dividend or in a stock split or in connection with any other stock combination or division in respect of the Shares.

          Shelf Registration - A registration required to be effected pursuant
          ------------------
     to Section 2.1(a).

          Shelf Registration Statement - A "shelf" registration statement of the
          ----------------------------
     Company pursuant to the provisions of Section 2.1(a) of this Agreement which covers Registrable Securities and is filed on Form S-3 under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

          Underwriter - A person who acts as an underwriter with respect to any
          -----------
     registration of securities pursuant to this Agreement.

          Underwritten Offering - A sale of securities of the Company to an
          ---------------------
     Underwriter or Underwriters for reoffering to the public.

                                 ARTICLE II

                              REGISTRATION RIGHTS

          2.1  Registration.
               ------------

          (a)  Shelf Registration.
               ------------------

               (i) At any time from the Commencement Date until the third anniversary of the Commencement Date, one or more Qualified Holders holding in the aggregate at least ten percent of the Shares (as adjusted for stock splits, stock dividends, reverse stock splits or any other combination or division of the Shares) will be entitled to deliver to the Company, on one occasion, a written notice (a "Demand") requesting a Shelf Registration. Upon receipt of a Demand, the Company will deliver to each Qualified Holder a written notice (the "Notice of Demand") which shall include a copy of the Demand together with a statement to the effect that the Company will include all Registrable Securities in a Shelf Registration pursuant to this
          Section 2.1(a) unless the Company receives, by a date specified in the Notice of Demand (which shall be no less than 20 days following the delivery of such Notice of Demand), a notice from a Qualified Holder to exclude all or a portion of such Qualified Holder's Registrable Securities from such Shelf Registration. Following receipt of a Demand, the Company shall, as expeditiously as reasonably possible, use its best efforts to effect a Shelf Registration of all Registrable Securities except those which a Qualified Holder has on a timely basis requested to be excluded from such Shelf Registration and those of any Qualified Holder who does not provide information reasonably requested by the Company in connection with the Shelf Registration Statement. The Company may, at its option, include in such Shelf Registration Statement shares held by any shareholder other than the Qualified Holders having rights similar to those contained in this Section 2.1(a).

               (ii) The Company agrees to use its best efforts to keep the Shelf Registration Statement continuously effective for a period of three years following the date on which such Shelf Registration Statement is initially declared effective or such shorter period which will terminate when all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or by any other rules and regulations thereunder for shelf registration.

               (iii) On one occasion, the Majority Holders of the Registrable Securities covered by a Shelf Registration Statement may elect to have such Registrable

          Securities sold in an Underwritten Offering. In such event, the Company shall be entitled to engage an investment banking firm selected by the Company to serve as Underwriter.

          (b)  Piggy-back Registration.
               -----------------------

               (i) If the Company at any time prior to the third anniversary of the Commencement Date proposes to register any of its securities for an Underwritten Offering under the Securities Act (other than pursuant to a Shelf Registration), whether or not for sale for its own account, and if the registration form proposed to be used may be used for the registration of Registrable Securities, the Company will each such time give prompt written notice to all Qualified Holders of its intention to do so. Upon the written request of any such Qualified Holder made within 30 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Qualified Holder), the Company will use its best efforts to cause all such Registrable Securities as to which Qualified Holders requested registration to be registered under the Securities Act (with the securities which the Company at the time proposes to register), so as to permit the sale or other disposition by such Qualified Holders of such Registrable Securities.

               (ii) No registration effected pursuant to this Section 2.1(b) shall be deemed to have been effected pursuant to Section 2.1(a) hereof.

               (iii) Notwithstanding anything to the contrary in this Section 2.1(b), the Company shall have the right to discontinue any Piggy-back Registration at any time prior to the effective date of such Piggy-back Registration if the registration of other securities giving rise to such Piggy-back Registration is discontinued; but no such discontinuation shall preclude an immediate or subsequent request for a Shelf Registration.

          (c) Registration Procedures.  If the Company is required by the
              -----------------------
     provisions of this Section 2.1 to use its best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Section, the Company will, as expeditiously as possible:

               (i) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective during the Applicable Period; in the case of a Shelf Registration Statement, such Registration Statement shall be (A) reasonably acceptable to special counsel for the Qualified Holders and (B) available for the sale of Registrable Securities in accordance with the intended method or methods of distribution of the selling Qualified Holders (subject to the limitation set forth in Section 2.1(a)(iii) hereof);

               (ii) prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for the Applicable Period and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement during the Applicable Period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

               (iii) furnish to each seller of such Registrable Securities and, in the case of an Underwritten Offering, each Underwriter of the securities being sold by such seller, such number of copies of such Registration Statement, such number of copies of the Prospectus included in such Registration Statement and such other documents as such seller and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (including any Prospectus amended or supplemented as set forth in Section 2.1(c)(vi));

               (iv) use its best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller and each Underwriter of the securities being sold by such seller shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such seller and underwriter to consummate the disposition in such jurisdictions of such Registrable Securities owned by such seller; provided, the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this Section 2.1(c)(iv) be obligated to be qualified, (B) subject itself to taxation in any such jurisdiction,
          (C) to consent to general service of process in any such jurisdictions, or (D) register or qualify such Registrable Securities in more than ten states;

               (v) use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

               (vi) notify each seller of any such Registrable Securities covered by such Registration Statement (i) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (ii) of receipt of notification with respect to the suspension of the qualification of the Registrable Securities for offer or sale in any jurisdiction or the initiation of any proceeding for such purpose, (iii) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the Company's becoming aware that the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (other than a fact relating to such seller), and promptly use its best efforts to prepare a Prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

               (vii) otherwise use its best efforts to comply with federal and state laws and all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act;

               (viii) use its best efforts (A) to cause all such Registrable Securities covered by such Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (B) to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 under the Exchange Act or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers;

               (ix) provide a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

               (x) in the case of an Underwritten Offering, enter into an underwriting agreement in customary form and take such other actions as Majority Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

               (xi) in the case of an Underwritten Offering, use its best efforts to obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by such opinions and "cold comfort" letters;

               (xii) make available for inspection by any seller of such Registrable Securities covered by such Registration Statement, by any Underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by any such seller or any such Underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement; provided, however, that all such persons shall agree to standard confidentiality provisions regarding all such records, documents and information; and

               (xiii) permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in the preparation of such registration or comparable statement.

     Each Qualified Holder shall be deemed to have agreed by including Registrable Securities in a Registration Statement that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.1(c)(vi) hereof, such Qualified Holder will forthwith discontinue such Qualified Holder's disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Qualified Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.1(c)(vi) hereof and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Qualified Holder's possession of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the Applicable Period shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 2.1(c)(vi) hereof.

          If any Registration Statement, Prospectus or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Company, then (whether or not, in the sole and exclusive judgment, exercised in good faith, of such holder, such holder is or might be deemed to be a controlling person of the Company) such holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such holder and presented to the Company in writing, to the effect that the holding of such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar federal or state statute then in force, the deletion of the reference to such holder. Each seller shall provide to the Company in writing information concerning itself required by law to be included in any Registration Statement registering shares held by such seller.

          (d) Registration Expenses.  The Company shall, whether or not any
              ---------------------
     Shelf Registration or Piggy-back Registration shall become effective, pay all expenses incident to its performance of or compliance with this Section in connection with a Shelf Registration or Piggy-back Registration, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (subject to the limitation set forth in Section 2.1(c)(iv) hereof), printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and all independent public accountants (including the expenses of any audit and/or "cold comfort" letter) and other persons retained by the Company and reasonable fees and disbursements of one counsel or firm of counsel chosen by the Majority Holders, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding underwriting commissions and discounts). In all cases, any allocation of Company personnel or other general overhead expenses of the Company or other expenses for the preparation of financial statements or other data normally prepared by the Company in the ordinary course of its business shall be borne by the Company.

          (e) Indemnification and Contribution.  The Company hereby indemnifies,
              --------------------------------
     to the extent permitted by law, each Qualified Holder, its officers and directors, if any, and each Person, if any, who controls such Qualified Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information respecting such Qualified Holder furnished in writing to the Company by such Qualified Holder expressly for use therein. If the offering pursuant to any Registration Statement provided for under this Section is made through Underwriters, the Company agrees to enter into an underwriting agreement in customary form with such Underwriters and to indemnify such Underwriters, their officers and directors, if any, and each Person, if any, who controls such Underwriters within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information respecting such Underwriters or the participating Qualified Holders furnished in writing to the Company by such Underwriters or the participating Qualified Holders expressly for use therein. In connection with any Registration Statement with respect to Registrable Securities held by a Qualified Holder, each such Qualified Holder will furnish to the Company in writing such information respecting such Qualified Holder as shall be reasonably requested by the Company for use in any such Registration Statement or Prospectus and will indemnify, to the extent permitted by law, the Company, its officers and directors and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or Prospectus or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in or such omission is from information so furnished in writing by such Qualified Holder expressly for use therein. If the offering pursuant to any such Registration Statement is made through Underwriters, each such Qualified Holder agrees to enter into an underwriting agreement in customary form with such Underwriters, and to indemnify such Underwriters, their officers and directors, if any, and each Person, if any, who controls such Underwriters within the meaning of
     Section 15 of the Securities Act to the same extent as hereinbefore provided with respect to indemnification by such Qualified Holder of the Company. Any Person entitled to indemnification under the provisions of this Section 2.1(e) shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party; and if such defense is so assumed, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party and such indemnifying party shall not be subject to any liability for any such settlement made without its consent (which consent shall not be unreasonably withheld); and any underwriting agreement entered into with respect to any Registration Statement provided for under this Section shall so provide. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim, unless in the reasonable judgment of any such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties in respect to such claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a participating Qualified Holder, its officers, directors or any Person, if any, who controls such Qualified Holder as aforesaid, and shall survive the transfer of such securities by such Qualified Holder.

     If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses
     (x) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (y) if the allocation provided by clause (x) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.
     Contributions required to be made by an Underwriter, if any, shall be governed by the terms of the underwriting agreement. Notwithstanding the foregoing, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (f) Certain Limitations on Registration Rights.
              ------------------------------------------

               (i) In the case of an Underwritten Offering under a Shelf Registration, if the Majority Holders determine to enter into an underwriting agreement in connection therewith, or, in the case of a Piggy-back Registration, if the Company or holders of securities initially requesting or demanding such registration have determined to enter into an underwriting agreement in connection therewith, all Registrable Securities to be included in such registration shall be subject to such underwriting agreement, and no Person may participate in such registration unless such Person agrees to sell such Person's securities on the basis provided in the underwriting arrangements approved by the Company or such holders and completes and/or executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other reasonable documents which must be executed under the terms of such underwriting arrangements.

               (ii) Notwithstanding anything to the contrary in this Section 2.1, if the Company shall previously have received a request for registration under this or any other registration rights agreement, and if such previous registrations shall not have been withdrawn or abandoned, the Company will not effect any registration of any of its securities under the Securities Act (other than a registration on Form S-4 or S-8 (or any similar form) or other publicly registered offering pursuant to the Securities Act pertaining to the issuance of securities under any benefit plan, employee compensation plan, or employee or director stock purchase plan or in connection with an offer of securities solely to existing security holders) whether or not for sale for its own account, until a period of three months shall have elapsed from the effective date of such previous registration; and the Company shall so provide in any registration rights agreements hereafter entered into with respect to any of its securities.

          (g) Allocation of Securities Included in Registration Statement.  In
              -----------------------------------------------------------
     the case of an Underwritten Offering, if the Company's managing Underwriter shall advise the Company and the Qualified Holders in writing that the inclusion in any registration pursuant to this Section of some or all of the Registrable Securities sought to be registered by the holders requesting such registration creates a substantial risk that the proceeds or price per unit the Sellers (as defined below) will derive from such registration will be reduced or that the number of securities to be registered (including those sought to be registered at the instance of the Company and any other party entitled to participate in such registration as well as those sought to be registered by the Qualified Holders) is too large a number to be reasonably sold, then the number of Registrable Securities sought to be registered by each Seller shall be reduced pro rata in proportion to the number of securities sought to be registered by all Sellers to the extent necessary to reduce the number of securities to be registered to the number recommended by the managing underwriter.

          For purposes of this Section 2.1(g) the term "Seller" shall mean and include the Company and each holder of securities (including, but not limited to, Registrable Securities) entitled to participate in the subject registration.

          (h) Limitations on Sale or Distribution of Other Securities.  Each
              -------------------------------------------------------
     holder of Registrable Securities shall be deemed to have agreed by the inclusion of Registrable Securities in a Registration Statement not to effect any public sale or distribution, including (if requested by the Underwriter) any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, and to use such holder's best efforts not to effect any public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering) within 7 days before or 90 days (or such other period to which the Underwriters of such offering may consent) after the effective date of any Registration Statement filed by the Company pursuant to this
     Article II or other agreement providing for registration rights.

          2.2  Rule 144.  If the Company shall have filed a registration
               --------
statement pursuant to the requirements of Section 12 of the Exchange Act or a Registration Statement pursuant to the requirements of the Securities Act, the Company covenants that it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(l) of Rule 144 adopted by the SEC under the Securities Act) and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of any Qualified Holder, make publicly available such information), and will take such further action as any Qualified Holder may reasonably request, all to the extent required from time to time to enable such Qualified Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Qualified Holder, the Company will deliver to such Qualified Holder a written statement as to whether it has complied with such requirements.


                                  ARTICLE III

                                 MISCELLANEOUS

          3.1  Amendments and Waivers.  The provisions of this Agreement,
               ----------------------
including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Majority Holders; provided, however, that no amendment, modification or
                  --------  -------
supplement or waiver or consent to the departure with respect to the provisions of Sections 2.1(a) or 2.1(e) hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder of Registrable Securities.

          3.2  Successors, Assigns and Transferees.  This Agreement shall be
               -----------------------------------
binding upon and shall inure to the benefit of the parties hereto and their respective representatives, administrators, heirs, successors and assigns, as applicable, including, without limitation and without the need for an express assignment, subsequent Qualified Holders. If any successor, assignee or transferee of any Qualified Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be entitled to receive the benefits hereof and shall be conclusively deemed to have agreed to be bound by all of the terms and provisions hereof.

          3.3  Notices.  All notices and other communications provided for
               -------
hereunder shall be in writing and shall be sent by first class mail, telex, telecopier or hand delivery:

          if to the Company, to:

               Allin Communications Corporation
               300 Greentree Commons
               381 Mansfield Avenue
               Pittsburgh, PA  15220
               Attention: Richard W. Talarico
               FAX: (708) 377-0907
          if to a Qualified Holder, to:

               the most recent address of such Qualified Holder on the books of the Company

     All such notices and communications shall be deemed to have been given or made (i) when delivered by hand, (ii) two business days after being deposited in the mail, postage prepaid, (iii) when telexed, answer-back received or (iv) when telecopied, receipt acknowledged.

          3.4  Descriptive Headings.  The headings in this Agreement are for
               --------------------
convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

          3.5  Severability.  In the event that any one or more of the
               ------------
provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

          3.6  Counterparts.  This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

          3.7  Governing Law.  This Agreement shall be governed by and construed
               -------------
and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.


                        [signatures appear on next page]

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

                              ALLIN COMMUNICATIONS CORPORATION


                              By:  /s/ Richard W. Talarico
                                 -------------------------
                              Title:
                                    ----------------------------------------

                              STOCKHOLDERS


                              /s/ Henry Posner, Jr.
                              -------------------------------------------------
                              Henry Posner, Jr.


                              /s/ Thomas D. Wright
                              -------------------------------------------------
                              Thomas D. Wright


                              /s/ Terence M. Graunke
                              -------------------------------------------------
                              Terence M. Graunke


                              /s/ James C. Roddey
                              -------------------------------------------------
                              James C. Roddey


                              /s/ Richard W. Talarico
                              -------------------------------------------------
                              Richard W. Talarico


                              /s/ Brian K. Blair
                              -------------------------------------------------
                              Brian K. Blair


                              /s/ R. Daniel Foreman
                              -------------------------------------------------
                              R. Daniel Foreman


                              /s/ Thomas J. Wiegand
                              -------------------------------------------------
                              Thomas J. Wiegand

(Signatures continued on next page)

(Signatures continued from previous page)



                              /s/ Larry R. Hamilton
                              -------------------------------------------------
                              Larry R. Hamilton


                              /s/ William C. Kavan
                              -------------------------------------------------
                              William C. Kavan


                              /s/ Mark Kottler
                              -------------------------------------------------
                              Mark Kottler


                              /s/ David F. Gould
                              -------------------------------------------------
                              David F. Gould


                              /s/ Christina Hopper
                              -------------------------------------------------
                              Christina Hopper


                              /s/ Robin Levine
                              -------------------------------------------------
                              Robin Levine